Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Telephone: 0870 850 3333
Fax: 01727 204885
DX: 124022
Hemel Hempstead 4

[redacted]

08000327

15 January 2008

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

For the attention of Special Counsel,
Office of International Corporation Finance

Dear Sir or Madam

Rule 12g3-2(b) File No. 82-3331

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Yours faithfully
For and on behalf of
DSG international plc

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Margaret Capstick
Company Secretary Department

Enc

dlw 1/23

DSG DATACARE SOFTWARE GROUP

RECEIVED
2007 DEC 22 A 11:44

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number	3847921
Company name in full	DSG international plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	12	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	9436		
Nominal value of each share	2.5p		
Amount (if any) paid or due on each share (including any share premium)	81.64p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/12/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas c/o DSG international plc, Maylands Avenue
Hemel Hempstead, Hertfordshire, HP2 7TG
Tel
DX number 124022 DX exchange Hemel Hempstead 4

DATACARE SOFTWARE GROUP

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number	3847921
Company name in full	DSG international plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	12	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	13743		
Nominal value of each share	2.5p		
Amount (if any) paid or due on each share (including any share premium)	81.64p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 17/12/07.

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas c/o DSG international plc, Maylands Avenue
Hemel Hempstead, Hertfordshire, HP2 7TG
Tel 01727 202752
DX number 124022 DX exchange Hemel Hempstead 4

DATACARE SOFTWARE GROUP

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number	3847921
Company name in full	DSG international plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	11	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	10427		
Nominal value of each share	2.5p		
Amount (if any) paid or due on each share (including any share premium)	81.64p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 17/12/07.

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas c/o DSG international plc, Maylands Avenue
Hemel Hempstead, Hertfordshire, HP2 7TG
Tel 01727 202752
DX number 124022 DX exchange Hemel Hempstead 4

DSG DATACARE
OUTWARD GROUP

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 3847921

Company Name in full DSG international plc

	Day	Month	Year
Date of appointment	0 5	1 2	2 0 0 7
†Date of Birth	1 0	1 2	1 9 6 3

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: *Honours etc:

Forename(s): John

Surname: Browett

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† **Usual residential address** 10 Talbot Road, Highgate

Post town: London Postcode: N6 4QR

County / Region: Country:

†Nationality: British †Business occupation:

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 5.12.2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 6.12.2007

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Helen Thomas
c/o DSG international plc, Maylands Avenue, Hemel Hempstead, Herts,
HP2 7TG 01727 202752
DX number 124022 DX exchange Hemel Hempstead 4

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form May 2004

Company Number 3847921

† Directors only.

†Other directorships

Easyjet plc 03959649.
Delamare One Limited, resigned on 25/12/2003 04015680
Micro Focus International plc, resigned on 26/09/2006 05134647.
Tesco Home Shopping Limited, resigned on 22/12/2003 03639975.
Tesco Mobile Limited, resigned on 18/12/2003 04780736
Tesco.Com Limited, resigned on 25/12/2003 03942522.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

DSG DATACARE SOFTWARE GROUP

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number	3847921
Company name in full	DSG international plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	11	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7224		
Nominal value of each share	2.5p		
Amount (if any) paid or due on each share (including any share premium)	81.64p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date**

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas, c/o DSG international plc, Maylands Avenue

Hemel Hempstead, Hertfordshire, HP2 4TG

Tel 01727 202752

DX number 124022 DX exchange Hemel Hempstead 4

DSG DATACARE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number	3847921
Company name in full	DSG international plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	11	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	18688	1586	
Nominal value of each share	2.5p	2.5p	
Amount (if any) paid or due on each share (including any share premium)	81.64p	118.82p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date**

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas, c/o DSG international plc, Maylands Avenue

Hemel Hempstead, Hertfordshire, HP2 4TG

Tel 01727 202752

DX number 124022 DX exchange Hemel Hempstead 4

DATACARE
SOFTWARE GROUP

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number	3847921
Company name in full	DSG international plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	10	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	2912	43936	
Nominal value of each share	2.5p	2.5p	
Amount (if any) paid or due on each share (including any share premium)	81.64p	118.82p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s) ____ Address ____ ____ UK Postcode	Class of shares allotted	Number allotted
Name(s) ____ Address ____ ____ UK Postcode	Class of shares allotted	Number allotted
Name(s) ____ Address ____ ____ UK Postcode	Class of shares allotted	Number allotted
Name(s) ____ Address ____ ____ UK Postcode	Class of shares allotted	Number allotted
Name(s) ____ Address ____ ____ UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ____ **Date** ____

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas, c/o DSG international plc, Maylands Avenue
Hemel Hempstead, Hertfordshire, HP2 4TG
Tel 01727 202752
DX number 124022 DX exchange Hemel Hempstead 4

DATACARE SOFTWARE GROUP

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number	3847921
Company name in full	DSG international plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	11	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	11557	43936	
Nominal value of each share	2.5p	2.5p	
Amount (if any) paid or due on each share (including any share premium)	81.64p	118.82p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas, c/o DSG international plc, Maylands Avenue

Hemel Hempstead, Hertfordshire, HP2 4TG

Tel 01727 202752

DX number 124022 DX exchange Hemel Hempstead 4

G 169

Return by a company purchasing its own shares

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 387921

Name of company

* insert full name of company

* DSG international plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	3,947,000		
Nominal value of each share	2.5pence		
Date(s) on which the shares were delivered to the company	26/11/07 27/11/07 28/11/07 29/11/07 30/11/07		
Maximum prices paid § for each share	113.792pence		
Minimum prices paid § for each share	112.223 pence		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,472,712.47
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ ~~NaN~~ 22,365.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 12/12/07

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

Post room

G

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
387921

Please do not write in the space below. For Inland Revenue use only

Name of company

* insert full name of company

* DSG international plc

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	5,000,000		
Nominal value of each share	2.5pence		
Date(s) on which the shares were delivered to the company	19/11/07 20/11/07 21/11/07 22/11/07 23/11/07.		
Maximum prices paid § for each share	109.918p		
Minimum prices paid § for each share	104.545p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,413,610
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ ~~NaN~~ 27,070.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 29/11/07.

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

Post room

END

G **169**

Return by a company purchasing its own shares

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 198

Please do not write in this margin. For official use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 387921

Name of company

* insert full name of company

* DSG international plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the abov... follows:

Class of shares	Ordinary		
Number of shares purchased	4,607,062		
Nominal value of each share	2.5 pence		
Date(s) on which the shares were delivered to the company	12/11/07 13/11/07 14/11/07 15/11/07 16/11/07		
Maximum prices paid § for each share	120.324p		
Minimum prices paid § for each share	113.241p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,345,027.89
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 26,730-00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 26/11/07

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

Post room

END